VIROTEC
International Ltd
A.B.N. 81 004 801 398

PO Box 188
Sanctuary Cove
Queensland 4212
Phone 61 7 5530 8014
Fax 61 7 5530 8052
mail@virotec.com
www.virotec.com

13 November 2001

03003654

File No. 82-5090

U.S Securities Exchange Commission
Attn: Filing Desk
450 Fifth Street
Washington DC 20549
USA

SUPPL

Dear Sir or Madam:

<u>Re: Submission by Virotec International Ltd under Rule 12g3-2(b)</u>

Please see attached ASX announcements made on the 13 November 2001.

Yours faithfully

Angus Craig
Company Secretary

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

dw 2/6

SEC MAIL PROCESSING
RECEIVED
FEB 03 2003
WASH. D.C. 155 SECTION

VIROTEC International Ltd

ABN 81 004 801 398

13 November 2001

VIROTEC REACHES AGREEMENTWITH TERRAPLUS TO PURSUE OPPORTUNITIES IN SPAIN AND PORTUGAL

Virotec International Ltd ("Virotec") (ASX/AIM: VTI), an environmental remediation company, has signed a Memorandum of Understanding ("MOU") with TerraPlus Engenharia Do Ambiente E Fiscalizacao LDA ("TerraPlus"). Both companies will work together in order to identify and develop mutually beneficial business opportunities for Bauxsol™ Technology and the geochemical and related services offered by Virotec.

TerraPlus, a company incorporated in Portugal, has an established international engineering consultancy business in Portugal and Spain. It has a particularly strong presence in the fields of civil engineering, minerals extraction, water management and sanitation services.

TerraPlus has already identified potential opportunities in the Portugese and Spanish mining industries to use Virotec's Bauxsol™ Technology.

The MOU provides for the following:

- Both parties will work toward entering a formal agreement
- Virotec will appoint TerraPlus as its exclusive licensed agent in Portugal and as a non-exclusive licensed agent in Spain
- Virotec will provide initial technical support on a project by project basis
- TerraPlus will provide ongoing project management, technical and operational support
- Virotec will supply the required Bauxsol™ Technology products

Brian Sheeran, Executive Chairman of Virotec, commented:

"Clean water is a scarce commodity in Spain and Portugal. The Directors believe the hundreds of existing tailings dams in these countries could be reservoirs for industry and agriculture. This agreement provides us with a potentially untapped market of new business opportunities in new market territories. It also further strengthens Virotec's European infrastructure in a cost-effective manner. We look forward to working with TerraPlus and to reporting further progress to shareholders."

VIROTEC INTERNATIONAL LTD
ABN 81 004 801398
PO BOX 188
SANCTUARY COVE QLD 4212
AUSTRALIA

Notes to editors

Bauxsol™ Technology is a fast and cost-effective green technology. Developed in Australia from a by-product of aluminium mining, it simultaneously neutralizes acid and extracts heavy metals from contaminated water and soils.

For further information regarding Virotec, go to www.virotec.com .

Press Enquiries:

Virotec International Ltd	Tel: 617 5530 8014
Melissa Toomey, SPIN Business Solutions	Tel: 617 3251 8111
David Youngman, W. H. Ireland Ltd	Tel: 0161 832 6644
Shane Dolan/ James Benjanim, Biddicks	Tel: 020 7448 1000